SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET Grand Cayman, Cayman Islands, July 10 th , 2026, Nu Holdings Ltd. ("Nu Holdings", "Nu" or "Company"), hereby informs its shareholders and the market that Nubank, S.A., Institución de Banca Múltiple ("Nubank México") was notifi ed yesterday night that it has received the Operations Authorization from the Comisión Nacional Bancaria y de Valores ("CNBV"), to commence operations as a multiple bank. This Operations Authorization represents the fi nal and conclusive step of the transformation process that was fi rst announced by the Company in its Notice to the Market dated April 24, 2025, in which Nubank México received the approval of its banking license. In accordance with applicable Mexican banking regulations, Nubank México must begin operating as a bank within the next 30 days. This milestone reinforces the long-term vision and commitment of the Company to Mexico and will allow the further expansion of its portfolio of credit, payments and savings products in the country. Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Simone Iwasso press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  July 10, 2026